UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 24, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


Presença
VOYAGER III
Bradesco
Corporate
BANCO POSTAL
CORREIOS
Bradesco
Prime

ENCONTRO BRADESCO APIMEC 2010


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

Octavio de Barros

ENCONTRO
BRADESCO
APIMEC
2010

Macroeconomic Environment



ECONOMIC SCENARIO:

WE ARE SEEING THINGS WE HAVE NEVER SEEN BEFORE IN BRAZIL.

GLOBAL ECONOMY SLOWS AND MITIGATES INFLATIONARY PRESSURES:

LOW INTEREST RATES FOR A CONSIDERABLE PERIOD.

MATURE ECONOMIES IN "BENIGN STAGNATION"

"THE SITUATION DETERIORATES SATISFACTORILY"

World GDP Growth (1980-2011)



5.8
4.8
3.8
2.8
1.8
0.8
-0.2
-1.2
PERIOD
AVERAGE
3.3
1.7
1.9
0.6
2.4
4.3
3.5
3.2
3.4
4.0
3.5
2.9
2.0
2.9
2.1
3.4
3.3
3.7
4.0
2.6
3.6
4.8
2.3
2.9
3.6
4.9
4.5
5.1
5.2
3.0
-0.6
4.4
3.9
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: IMF
PREPARATION: BRADESCO

(*) Estimates
DEPEC - BRADESCO

GDP Growth (2008-2011): Comparison Between Blocs

	2008	2009	2010*	2011*
World	3.0	-0.6	4.4	3.9
Developed	0.4	-3.3	2.3	1.9
USA	0.4	-2.4	2.7	2.3
Euro Zone	0.6	-4.1	1.4	1.6
Japan	-1.2	-5.2	3.2	1.5
United Kingdom	0.5	-4.9	1.6	2.0
Emerging	5.8	2.1	6.6	5.7
Brazil	5.1	-0.2	7.5	4.7
China	9.6	8.7	9.9	8.3
India	7.3	5.7	8.9	7.6
Mexico	1.5	-6.5	4.7	3.7
Argentina	6.8	0.9	6.4	3.5
South Korea	2.3	0.2	5.3	3.0
Russia	5.6	-7.9	4.2	4.0

SOURCE: IMF
PREPARATION: BRADESCO

(*) Estimates
DEPEC - BRADESCO


OFERTA
JUROS
CÂMBIO
DEMANDA

BRAZILIAN ECONOMY: GOING FORWARD, WE EXPECT A MORE BALANCED GROWTH

ENCONTRO BRADESCO APIMEC 2010

Brazil's Long-Term GDP Growth (1984-2011)


%
9.0
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
Previous 20 year period average: 2.7%
8 year average: 4.5%
5.4
7.8
7.5
3.5
-0.1
3.2
-4.3
1.0
-0.5
4.7
5.3
4.4
2.1
3.4
0.0
0.3
4.3
1.3
2.7
1.1
5.7
3.2
4.0
6.1
5.1
-0.2
7.5
4.7
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: IBGE
PREPARATION: BRADESCO

Brazil's GDP Growth
Selected Periods



8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2.31
4.07
3.19
7.50
FHC (1995-2002)
Lula (2003 - 2010)
16 years (1995 - 2010)
2010

SOURCE: IBGE
PREPARATION: BRADESCO

GDP at Market Prices: Cumulative Growth in Rolling 4 Quarters (2003-2011)


%
7.8
6.5
5.2
3.9
2.6
1.3
0.0
-1.3
3.0
2.2
1.1
1.8
3.5
4.6
5.7
5.1
4.0
3.6
3.2
3.5
3.2
3.6
4.0
4.1
5.3
5.6
6.1
6.4
6.4
6.7
5.1
3.0
1.0
-1.0
-0.2
2.4
5.1
7.5
7.5
6.0
5.0
4.7
4.7
2003q2
2003q3
2003q4
2004q1
2004q2
2004q3
2004q4
2005q1
2005q2
2005q3
2005q4
2006q1
2006q2
2006q3
2006q4
2007q1
2007q2
2007q3
2007q4
2008q1
2008q2
2008q3
2008q4
2009q1
2009q2
2009q3
2009q4
2010q1
2010q2
2010q3
2010q4
2011q1
2011q2
2011q3
2011q4

SOURCE: IBGE
PREPARATION: BRADESCO

BRAZILIAN HISTORIC GROWTH: ENVIRONMENT WITH AND WITHOUT REFORMS - 1960 – 2020


9.0%
6.0%
3.0%
0.0%
6.22%
8.67%
1.67%
2.51%
3.65%
4.76%
6.00%
60's
70's
80's
90's
2001-2010
2011-2020 WITHOUT REFORMS
2011-2020 WITH REFORMS

SOURCE: IBGE, BRADESCO



- ✓Bureaucracy
- ✓Tax charge
- ✓Infrastructure
- ✓Labor costs
- ✓Ports
- ✓Clear rules
- ✓Efficient Judiciary
- ✓Lack of qualified workforce
- ✓Cost of capital still high
- ✓Etc., etc., etc.

THE LIST IS EXTENSE, BUT BRAZIL HAS SHOWN THAT IT IS CAPABLE OF ADVANCING IN IMPORTANT ISSUES.

Industrial Production 1992-2011


16.0%
11.0%
6.0%
1.0%
-4.0%
-9.0%
-3.7%
7.5%
7.6%
1.8%
1.7%
3.9%
-2.0%
-0.7%
6.6%
1.6%
2.7%
0.1%
8.3%
3.1%
2.8%
6.0%
3.1%
-7.4%
10.8%
6.1%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 (p)
2011 (p)

SOURCE: IBGE/PIM
PREPARATION: BRADESCO

ENCONTRO BRADESCO APIMEC 2010

Retail Sales 2001-2011



12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
-2.5%
-5.0%
-1.6%
-0.7%
-3.7%
9.2%
4.8%
6.2%
9.7%
9.1%
5.9%
11.0%
6.2%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: IBGE
PREPARATION: BRADESCO

ENCONTRO BRADESCO APIMEC 2010

Average Unemployment in Brazil's 6 Main Metropolitan Areas (%)



12.0
11.0
10.0
9.0
8.0
7.0
6.0
11.5
12.3
11.5
9.9
10.0
9.3
7.9
8.1
6.9
6.8
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

SOURCE: IBGE
PREPARATION: BRADESCO

Share of Formal Jobs in Brazilian Workforce in 2010 and 2020



%
65.0
60.0
55.0
50.0
45.0
40.0
12 point increase
51.0
62.9
2010
2020

Annual Net Job Creation – Formal Sector 1996-2011



ENCONTRO BRADESCO APIMEC 2010
Thousand
2,427. 4
1,523.3
1,254.0
1,228.7
1,617.4
1,452.2
1,580.9
995,4
657.6
591.1
762.4
645.4
-271.2
-35.7
-581.7
-196.0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: CAGED
PREPARATION: BRADESCO

FEAR OF UNEMPLOYMENT RATIO (THE SMALLER THE RATIO, THE SMALLER THE FEAR) 1996 - 2010



OCTOBER 97=100
120
115
110
105
100
95
90
85
80
102,8
111,8
100,0
110,8
103,9
119,0
110,4
105,1
110,7
107,2
103,1
87,9
97,2
89,2
82,0
82,3
Mai96
Nov96
Mai97
Out97
Mar98
Jul98
Nov98
Mai99
Set99
Fev00
Ago00
Mar01
Nov01
Jun02
Dez02
Jun03
Dez03
Jun04
Dez04
Jun05
Dez05
Jun06
Dez06
Jun07
Dez07
Jun08
Dez08
Jun09
Dez09
Jun10

SOURCE:CNI / IBOPE
PREPARATION: BRADESCO

Average Real Wage – Annual Growth


4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-1.28%
1.53%
3.96%
3.19%
3.40%
3.17%
3.03%
2.55%
2004
2005
2006
2007
2008
2009
2010
2011

SOURCE: IBGE
PREPARATION: BRADESCO

Expanded Real Income (*) Annual Growth

(*) includes labor wages, pension benefits, social benefits and unemployment insurance


7.0%
5.0%
3.0%
1.0%
4.22%
5.94%
5.81%
6.88%
3.92%
5.84%
5.04%
2005
2006
2007
2008
2009
2010
2011

SOURCE: IBGE
PREPARATION: BRADESCO

Consumer Confidence Index
Current Situation (Seasonally Adjusted)



138
131
124
117
110
103
96
106.5
105.9
99.1
111.0
104.1
124.8
118.6
104.0
98.4
123.9
122.3
128.9
135.7
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10
Aug-10

SOURCE: FGV
PREPARATION: BRADESCO

INFLATION, INTEREST AND EXCHANGE RATES

Annual IPCA Inflation (2002-2012*)


14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
12.53%
9.30%
7.60%
5.69%
3.14%
4.46%
5.90%
4.31%
5.15%
4.71%
4.50%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

SOURCE: IBGE
PREPARATION: BRADESCO

ENCONTRO BRADESCO APIMEC 2010

Companies' Perception of Industry Competition (MM12m)


25,5
23,5
21,5
19,5
17,5
15,5
13,5
15,0
14,2
17,2
19,6
22,1
22,4
23,9
25,0
set-06
nov-06
jan-07
mar-07
mai-07
jul-07
set-07
nov-07
jan-08
mar-08
mai-08
jul-08
set-08
nov-08
jan-09
mar-09
mai-09
jul-09
set-09
nov-09
jan-10
mar-10
mai-10
jul-10
set-10

SOURCE: BRADESCO RESEARCH
PREPARATION: BRADESCO

Basic Scenario for SELIC Rate 2008-2011


14.5%
13.5%
12.5%
11.5%
10.5%
9.5%
8.5%
11.25%
11.75%
13.00%
13.75%
12.75%
10.25%
8.75%
8.75%
9.50%
10.25%
Beginning in April 2010
10.75%
10.75%
10.75%
Feb/08
Apr/08
Jun/08
Aug/08
Oct/08
Dec/08
Feb/09
Apr/09
Jun/09
Aug/09
Oct/09
Dec/09
Feb/10
Apr/10
Jun/10
Aug/10
Oct/10
Dec/10
Feb/11
Apr/11
Jun/11
Aug/11
Oct/11
Dec/11

SOURCE: BACEN
PREPARATION: BRADESCO

R$/US$ Exchange Rate 2003-2010



R$/ US$
DECEMBER 2006
R$ 2.14 / US$
DECEMBER 2007
R$ 1.77 / US$
DECEMBER 2007
R$ 2.34 / US$
DECEMBER 2007
R$ 1,74 / US$
DECEMBER 2010
R$ 1.75 / US$
DECEMBER 2011
R$ 1..80/ US$
3,40
3,00
2,60
2,20
1,80
1,40
3,204
2,816
2,752
2,465
2,370
2,058
2,112
1,829
1,563
2,490
2,014
1,874
1,870
1,703
1,725
29/10/2003
21/1/2004
14/4/2004
7/7/2004
29/9/2004
22/12/2004
16/3/2005
8/6/2005
31/8/2005
23/11/2005
15/2/2006
10/5/2006
2/8/2006
25/10/2006
17/1/2007
11/4/2007
4/7/2007
26/9/2007
19/12/2007
12/3/2008
4/6/2008
27/8/2008
19/11/2008
11/2/2009
6/5/2009
29/7/2009
21/10/2009
13/1/2010
7/4/2010
30/6/2010
22/9/2010

SOURCE: BLOOMBERG
PREPARATION: BRADESCO

R$/US$ Exchange Rate - End of Period 2000-2012


R$/US$
3.80
3.20
2.60
2.00
1.40
0.80
1.9554
2.3204
3.5333
2.8892
2.6544
2.3407
2.138
1.7713
2.337
1.7412
1.75
1.80
1.85
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

SOURCE: BCB
PREPARATION: BRADESCO

INTERNATIONAL RESERVES 1998 - 2011


US$ MILLION
330,000
300,000
270,000
240,000
210,000
180,000
150,000
120,000
90,000
60,000
30,000
0
9,140
9,679
9,973
9,406
23,754
38,806
51,840
60,110
52,173
36,342
35,866
37,823
49,296
53,799
85,839
180,334
206,800
239,054
280,052
304,853
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009*
2010*
2011*

SOURCE: BACEN
PREPARATION: BRADESCO

INVESTMENTS REMAIN STRONG, ESPECIALLY IN THE INDUSTRIAL SECTOR

Real Growth In Gross Fixed Capital Formation 1996-2011


%
27.0
24.0
21.0
18.0
15.0
12.0
9.0
6.0
3.0
0.0
-3.0
-6.0
-9.0
-12.0
1.50
8.73
-0.34
-8.20
5.03
0.44
-5.23
-4.59
9.12
3.63
9.77
13.85
13.36
-9.93
22.89
12.13
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 (p)
2011 (p)

SOURCE: IBGE
PREPARATION: BRADESCO

RATE OF INVESTMENT (GROSS FORMATION OF FIXED CAPITAL AS A PROPORTION OF GDP) 1996 – 2011


% OF GDP
21.0
20.0
19.0
18.0
17.0
16.0
15.0
14.0
16.91
17.40
16.99
15.69
16.87
17.07
16.40
15.30
16.09
15.95
16.44
17.45
18.68
16.74
19.03
20.28
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

SOURCE: IBGE
PREPARATION: BRADESCO

QUARTLERLY EVOLUTION OF HOUSEHOLD CONSUMPTION AND GROSS FORMATION OF FIXED CAPITAL (FBCF) – UNSEASONED DATA

Base 100 = 1ST Quarter 1996



Household Consumption
FBCF
165
145
125
105
100
85
98.9
102.6
115.1
133.8
120.6
158.4
131.5
125.9
158.8
162.9
142.1
141.0
12/2002
03/2003
06/2003
09/2003
12/2003
03/2004
06/2004
09/2004
12/2004
03/2005
06/2005
09/2005
12/2005
03/2006
06/2006
09/2006
12/2006
03/2007
06/2007
09/2007
12/2007
03/2008
06/2008
09/2008
12/2008
03/2009
06/2009
09/2009
12/2009
03/2010
06/2010

SOURCE: IBGE
PREPARATION: BRADESCO

NUMBER OF COMPANY ESTABLISHEMENTS IN BRAZIL - 2001 - 2009



IN MILLIONS OF ESTABLISHMENTS
3.50
3.30
3.10
2.90
2.70
2.50
2.30
2.10
1.90
1.70
1.50
2.24
2.33
2.45
2.53
2.63
2.72
2.83
2.94
3.09
3.22
3.38
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*

(*) PROJECTION: DEPEC

SOURCE:RAIS

PREPARATION: BRADESCO

SILENT CHANGES BRING EXTRAORDINARY OPPORTUNITIES FOR BRAZIL

Silent Changes

- Heightened social mobility
- Macroeconomic visibility "solid tripod"
- Irrelevant political risk
- Accelerated growth in formal employment
- Significant demographic bonus
- More focused social policies
- Well regulated and paradigmatic banking system
- Healthy expansion in bank credit
- Dynamic capital market attracting unprecedented interest

Silent Changes

Rising productivity and new mentality in private sector	Higher competition in nearly all sectors	High degree of simultaneous sectorial investments
Unprecedented foreign appetite and country's recognition as regional leader	Consolidation of inflation targets in a historically leftist government	Infrastructure investments gain consensus
Implementation of few but good microeconomic reforms	International insertion strengthened by robust commodity demand	External liabilities concentrated in investments, instead of external debt

% OF BRAZILIANS BELOW POVERTY LINE 1992-2010



35.16
28.79
28.99
27.18
28.38
26.72
28.17
25.38
22.77
19.31
18.26
16.02
15.54
14.69
35.0
32.0
29.0
26.0
23.0
20.0
17.0
14.0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009*
2010*

SOURCE: CPS/FGV
PREPARATION: BRADESCO

* Estimates by CPS/FGV

NUMBER OF MINIMUM WAGES NEEDED TO PURCHASE A NEW CAR 2000-2010


NUMBER OF MONTHLY MINIMUM WAGES
165
145
125
105
85
65
45
157.3
148.4
127.6
115.3
97.0
103.8
92.9
80.4
75.4
67.5
58.1
56.1
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*

SOURCE: MTE. DIEESE/PROCON
PREPARATION: BRADESCO

(*) NEW VW GOL 1.0

PERCENTAGE OF HOUSEHOLDS WITH A FRIDGE 2001 - 2009


95,0%
93,0%
91,0%
89,0%
87,0%
85,0%
83,0%
85,1%
86,6%
87,3%
87,3%
87,9%
89,1%
90,7%
92,1%
93,4%
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: MTE. PNAD / IBGE
PREPARATION: BRADESCO

PERCENTAGE OF HOUSEHOLDS WITH A TELEPHONE (FIXED AND/OR MOBILE), 2001 - 2009


90,0%
85,0%
80,0%
75,0%
70,0%
65,0%
60,0%
55,0%
58,9%
61,6%
61,9%
65,2%
71,4%
74,3%
76,8%
82,1%
84,3%
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: MTE. PNAD / IBGE
PREPARATION: BRADESCO

EVOLUTION OF THE PERCENTAGE OF HOUSEHOLDS IN BRAZIL WITH A COMPUTER **, 2001-2009


40%
35%
30%
25%
20%
15%
10%
12.6%
16.5%
26.8%
35.1%
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: MTE. PNAD / IBGE
PREPARATION: BRADESCO

** Excluding rural areas from the following states: RO, AC, AM, RR, PA and AP

FERTILITY RATE
(Births per Woman) 1991-2009*


2.90
2.70
2.50
2.30
2.10
1.90
1.70
1.50
2.73
2.66
2.60
2.54
2.49
2.44
2.40
2.33
2.36
2.22
2.08
2.01
1.95
1.90
1.85
1.79
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007*
2008*
2009*

SOURCE: IBGE
PREPARATION: BRADESCO

* Estimates: BRADESCO

BRAZIL'S DEMOGRAPHIC GROWTH 1981-2030*


2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.38%
2.31%
2.04%
1.80%
1.61%
1.52%
1.44%
1.26%
1.05%
0.87%
0.70%
0.59%
0.51%
0.43%
0.34%
1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009* 2010* 2011* 2012* 2013* 2014* 2015* 2016* 2017* 2018* 2019* 2020* 2021* 2022* 2023* 2024* 2025* 2026* 2027* 2028* 2029* 2030*

SOURCE: IBGE
PREPARATION: BRADESCO

* Estimates: BRADESCO

BRAZIL: AVERAGE YEARS OF EDUCATION
Individuals Over 25 Years of Age
2003-2009*



7.4
7.2
7.0
6.8
6.6
6.4
6.2
6.3
6.4
6.5
6.7
6.9
7.1
7.3
2003
2004
2005
2006
2007
2008
2009*

SOURCE: PNAD/IBGE
PREPARATION: BRADESCO

PERCENTAGE OF POPULATION ABOVE 25 YEARS OLD WITH OVER 10 YEARS OF EDUCATION 2003-2010*



42.0%
40.0%
38.0%
36.0%
34.0%
32.0%
30.0%
28.0%
30.1%
31.4%
32.6%
34.6%
35.7%
37.7%
39.0%
40.8%
2003
2004
2005
2006
2007
2008
2009
2010*

SOURCE: PNAD
PREPARATION: BRADESCO

* Estimates: BRADESCO

INTENSE SOCIAL MOBILITY IN BRAZIL

SOCIAL CLASS BREAKDOWN IN BRAZIL
Jan-2004 and Jul-2010 – Original Values

Social classes in Brazil in January 2004


Class B;
4.0%
Class A;
3.4%
Class E;
35.4%
Class C;
38.7%
Class D;
18.4%

Social classes in Brazil in July 2010


Class B
5.8%
Class A
4.6%
Class E
19.6%
Class D
16.6%
Class C
53.4%

SOURCE: PME, PNAD/IBGE
PREPARATION: BRADESCO

EVOLUTION OF THE NUMBER OF BRAZILIANS IN A, B AND C CLASSES MM12m



111,965,788
112,000,000
106,272,871
102,000,000
100,073,160
97,148,698
92,000,000
88,213,993
82,938,042
82,000,000
77,276,507
74,336,800
72,000,000
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Jul-10

SOURCE: PME, PNAD/IBGE
PREPARATION: BRADESCO

Share of Brazilians in A, B and C Income Classes
Original Data in MM12m



60.0%
57.0%
54.0%
51.0%
48.0%
45.0%
43.0%
42.0%
43.3%
46.3%
48.4%
51.8%
55.1%
56.4%
59.2%
61.2%
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Jul-10

SOURCE: PME, PNAD/IBGE
PREPARATION: BRADESCO

BRAZILIANS AGED 20 TO 59 YEARS IN A, B AND C INCOME CLASSES (Bradesco estimates)



Millions of people
140.0
120.0
100.0
80.0
60.0
40.0
20.0
Individuals aged 20 to 59 years pertaining to classes A, B & C
Individuals aged 20 to 59 years
41.9
88.4
71.5
107.0
87.0
119.0
104.6
127.9
2000
2010
2020*
2030*

SOURCE: IBGE
PREPARATION AND ESTIMATES: BRADESCO

EXCELLENT PROSPECTS FOR THE BANKING INDUSTRY

NUMBER OF CHECKING ACCOUNTS IN BRAZIL'S BANKING SYSTEM – Millions


140.0
130.0
120.0
110.0
100.0
90.0
80.0
70.0
60.0
64.0
72.0
77.0
87.0
90.0
95.0
103.0
112.0
126.0
134.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: FEBRABAN
PREPARATION: BRADESCO

NUMBER OF SAVINGS ACCOUNTS IN BRAZIL'S BANKING SYSTEM– Millions


100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
46.0
51.0
58.0
62.0
68.0
72.0
77.0
82.0
90.0
91.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: FEBRABAN
PREPARATION: BRADESCO

NUMBER OF CREDIT CARDS IN BRAZIL– Millions



150.0
130.0
110.0
90.0
70.0
50.0
30.0
10.0
29.0
38.0
42.0
45.0
53.0
68.0
82.0
104.0
124.0
136.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: FEBRABAN
PREPARATION: BRADESCO

NUMBER OF CLIENTS WHO REGULARLY USE INTERNET BANKING – Millions



40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
8
9
9
12
18
26
27
30
32
35
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

SOURCE: FEBRABAN
PREPARATION: BRADESCO

LOAN / GDP RATIO 2003-2010


55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
24.6%
25.7%
28.3%
30.9%
35.2%
40.8%
45.0%
48.1%
50.4%
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: BACEN
PREPARATION: BRADESCO

BREAKDOWN IN MORTGAGE LOANS IN TOTAL STOCK OF CREDIT OF THE BRAZILIAN FINANCIAL SYSTEM


7.3%
6.8%
6.3%
5.8%
5.3%
4.8%
4.3%
5.32%
4.79%
4.63%
4.85%
4.84%
4.61%
5.09%
5.94%
6.43%
7.2%
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Feb-06
May-06
Aug-06
Nov-06
Feb-07
May-07
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09
May-09
Aug-09
Nov-09
Feb-10
May-10
Aug-10

SOURCE: BACEN
PREPARATION: BRADESCO

NOMINAL STOCK OF VEHICLE LOANS (CDC +Leasing) AND MORTGAGE LOANS (Free + Allocated)


IN R$ BILLION
Vehicles
Mortgage
190
160
130
100
70
40
10
29
44
86
112
138
173.1
25.8
40.3
63.3
120.6
May-02
Aug-02
Nov-02
Feb-03
May-03
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Feb-06
May-06
Aug-06
Nov-06
Feb-07
May-07
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09
May-09
Aug-09
Nov-09
Feb-10
May-10
Aug-10

SOURCE: BACEN
PREPARATION: BRADESCO

DELINQUENCY STABLE AND UNDER CONTROL

INDIVIDUAL DELINQUENCY OVER 90 DAYS



8,5%
8,0%
7,5%
7,0%
6,5%
6,0%
5,5%
6,74%
7,60%
7,00%
7,90%
7,70%
6,00%
5,90%
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: BACEN
PREPARATION: BRADESCO

CORPORATE DELINQUENCY OVER 90 DAYS



ENCONTRO BRADESCO APIMEC 2010
4,0%
3,3%
2,6%
1,9%
1,2%
2,0%
2,7%
2,0%
1,8%
3,8%
3,3%
3,0%
2005
2006
2007
2008
2009
2010*
2011*

SOURCE: BACEN
PREPARATION: BRADESCO

ENCONTRO BRADESCO APIMEC 2010

ANNUAL NOMINAL CREDIT GROWTH 2006-2011

	2006	2007	2008	2009	2010*	2011*
Total Credit	20.7%	27.8%	31.1%	15.2%	20.2%	15.6%
Free Credit	23.4%	32.6%	31.8%	9.6%	17.5%	15.2%
Individuals	24.8%	33.4%	24.2%	19.2%	18.0%	14.7%
Corporate	22.2%	31.8%	38.9%	1.6%	17.0%	15.7%
Allocated Credit	15.2%	17.4%	29.4%	29.1%	25.7%	16.4%

SOURCE: BACEN
PREPARATION: BRADESCO


Presença
VOYAGER III
Bradesco
Corporate
BANCO POSTAL
CORREIOS
Bradesco
Prime

ENCONTRO
BRADESCO
APIMEC
2010


Bradesco
Bradesco
Private Bank
Prime
BANCO POSTAL
Bradesco
Empresas
Presença

Domingos Figueiredo de Abreu

ENCONTRO
BRADESCO
APIMEC
2010

Economic and Financial Aspects and Sustainability


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1. Economic and Financial Aspects
2. Products with High Growth Perspectives
3. Insurance
4. Share Performance
5. Sustainability


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1 **Economic and Financial Aspects**

2 Products with High Growth Perspectives

3 Insurance

4 Share Performance

5 Sustainability

INCONTRO BRADESCO APIMEC 2010

Earnings per Share (1) and Net Income



2.07
2.06
2.04
2.02
2.07
2.19
2.06
2.19
R$ Million
1,956
1,996
1,795
1,839
2,147
2,455
3,952
4,602
1Q09
2Q
3Q
4Q
1Q10
2Q
1H09
1H10
Adjusted Net Income
Earnings per share (R$) – Accumulated 12 Months

(1) For EPS comparison purposes, shares were adjusted in line with stock bonuses and splits.

Efficiency Ratio


%
52.9
54.0
54.6
55.1
55.8
55.9
55.4
54.6
43.0
43.3
42.5
41.5
40.9
40.5
41.2
42.0
44.1
46.0
39.0
38.0
41.1
43.7
41.9
41.5
3Q08
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Efficiency Ratio - Quarterly
Efficiency Ratio (ER) - Accumulated 12 months
Efficiency Ratio Adjusted to Risk - Accumulated 12 months (1)

(1) Includes PLL expenses, adjusted by discounts granted, by credit recuperation, by income from the sale of foreclosed assets, among other.

Net Income Breakdown

1H09


%
Insurance
32
Fees
28
Banking
68
Funding
7
Loans
19
Securities
14

1H10


%
Insurance
31
Fees
26
Banking
69
Funding
5
Loans
29
Securities
9

R$ 3,952 million → +16.4% → R$ 4,602 million

NII – Interest / Non-Interest


R$ Million
5,959
327
5,632
5,674
(141)
5,815
5,924
(20)
5,944
7,115
693
6,422
7,560
789
6,771
7,587
696
6,891
7,492
348
7,144
7,689
283
7,406
8,047
384
7,663
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Non - Interest
Interest

Credit NII


R$ Million
3,969
4,081
4,256
4,576
4,979
5,150
5,373
5,630
5,757
1,752
1,671
1,888
2,762
3,118
2,908
2,695
2,188
2,161
2,217
2,410
2,368
1,814
1,861
2,242
2,678
3,442
3,596
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
2Q
Net Margin
PLL (*)
Gross Margin

(*) Including loan discounts , credit recovery, income from the sale of foreclosed assets, among other.

Fee Income

1H09


%
Technical Analysis / Underwriting 3
Others 5
Cards 30
Custody/Brokerage 4
Consortium 3
Tax Payments 2
Collection 9
Asset Management 13
Loan Operations 13
Checking Accounts 18

1H10


%
Others 6
Technical Analysis Underwriting 2
Cards 31
Custody/Brokerage 3
Consortium 3
Tax Payments 2
Collection 8
Asset Management 14
Loan Operations 13
Checking Accounts 18

R$ 5,634 milion → **+13.2%** → **R$ 6,377 million**

ENCONTRO BRADESCO APIMEC 2010

Operational Expenses

R$ Million	2Q10	1Q10	1H10	1H09	Variation % Q-o-Q	Variation % Y-o-Y
Structural	1,831	1,735	3,566	3,224	5.5	10.6
Non-Structural	407	385	792	536	5.7	47.8
Personnel	**2,238**	**2,120**	**4,358**	**3,760**	**5.6**	**15.9**
Administrative	**2,738**	**2,647**	**5,385**	**4,388**	**3.4**	**22.7**
Total	**4,976**	**4,767**	**9,743**	**8.148**	**4.4**	**19.6**
Op. Expenses[1]/ Total Assets	**3.4%**	**3.4%**	**3.4%**	**3.4%**	**-**	**-**
# Employees	**89,204**	**88,080**	**89,204**	**85,871**	**1.3**	**3.9**

(1) Accumulated over 12 months.

Total Assets and Shareholders' Equity


R$ Million
Total Assets
1.7%
1.7%
1.7%
482,478
532,626
558,100
Jun09
Mar10
Jun10
Total Assets
ROAA (1)


R$ Million
Shareholders' Equity
23.3%
22.2%
22.8%
37,277
43,087
44,295
Jun09
Mar10
Jun10
Shareholders' Equity
ROAE (1) (2)

Basel Ratio - BIS II %

	Jun09	Mar10	Jun10
Tier I	14.3	14.3	13.9
Tier II	2.8	2.6	2.1
Deductions	(0.1)	(0.1)	(0.1)
BIS	**17.0**	**16.8**	**15.9**

(1) Accumulated adjusted Net Income for the period
(2) Excludes the effects from asset valuation adjustment recorded at Shareholders' Equity.

ENCONTRO BRADESCO APIMEC 2010

Credit Portfolio (1)


R$ Billion
119.2
128.1
137.6
159.1
167.3
180.1
195.6
213.6
213.0
212.8
215.5
228.1
235.2
244.8
26% 35% 39%
27% 34% 39%
28% 33% 39%
28% 35% 37%
28% 35% 37%
28% 36% 36%
28% 36% 36%
28% 38% 34%
28% 38% 34%
28% 37% 35%
28% 37% 35%
29% 35% 36%
29% 35% 37%
30% 34% 37%
Mar07
Jun
Set
Dez
Mar08
Jun
Set
Dez
Mar09
Jun
Set
Dez
Mar10
Jun
SMEs
Large Corporates
Individuals

(1)Includes sureties, guarantees, advances of credit card receivables and loan assignment s(FIDC and CRI)

Delinquency Ratio > 90 Days


%
6.4
6.4
6.4
5.9
6.2
6.1
6.1
7.1
7.5
7.6
7.4
6.7
6.3
3.7
3.7
3.5
3.4
3.4
3.4
3.4
4.2
4.6
5.0
4.9
4.4
4.0
3.4
3.2
2.6
2.5
2.3
2.4
2.7
3.6
4.5
5.1
4.8
4.4
3.8
0.2
0.2
0.4
0.3
0.3
0.3
0.5
0.8
0.5
0.9
0.9
0.6
0.5
Jun07
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Jun
Individuals
Large Corporates
SMEs
Total

Provisioning Ratios


%
6.2
6.1
5.7
5.6
5.6
5.5
5.7
6.3
7.7
8.3
8.5
8.0
7.6
5.2
5.2
4.9
4.8
4.8
4.8
4.8
5.4
6.1
6.6
7.0
6.5
6.1
4.4
4.3
4.0
4.0
4.2
4.2
4.4
4.9
5.1
5.6
5.6
5.0
4.6
4.2
4.1
3.8
3.8
3.8
3.8
3.9
4.7
5.1
5.5
5.5
4.9
4.5
R$ 3.0 bn
R$ 6.2 bn
Jun07
Sep07
Dec
Mar
Jun08
Sep
Dec
Mar
Jun09
Sep
Dec
Mar
Jun10
PLL
Minimum Requied PLL
E-H Past Dues / Loan Portfolio
12-Month Write Offs


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Presença
Bradesco
Empresas

ENCONTRO
BRADESCO
APIMEC
2010

1 **Economic and Financial Aspects**

2 **Products with High Growth Perspectives**

3 Insurance

4 Share Performance

5 Sustainability


Bradesco
Bradesco
Private Bank
Prime
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Mortgage

Share of GDP


%
100
90
80
70
60
50
40
30
20
10
0
88.9
74.7
59.2
53.6
39.4
36.0
30.5
24.0
17.0
16.5
10.0
8.2
7.0
6.0
3.0
1.7
1.1
New Zealand
U K
USA
Portugal
Spain
Australia
Canada
Germany
France
Japan
Hong Kong
Korea
Thailand
Italy
Chile
Hungary
China
Poland
Mexico
Czech Republic
Bulgaria
India
Turkey
Brazil
Colombia
Argentina
Russia

As of: Brazil - Jul/10; Colombia – Dec/07; Bulgaria, Czech Republic, Poland, Japan – Dec/06; Others Countries – Mar/08;

Bradesco's Annual Origination


R$ Million
698
2,119
4,088
5,993
4,707
1,906
4,234
2005
2006
2007
2008
2009
1H09
1H10


Homes
9,238
19,358
33,718
49,252
34,627
13,947
30,999
2005
2006
2007
2008
2009
1H09
1H10


Bradesco
Bradesco
Private Bank
Prime
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Vehicle Financing

Outlook

Inhabitant per Vehicle Ratio


6.9
4.7
4.0
1.7
1.2
Brazil
Argentina
Mexico
UK/Japan
USA

Source: Anfavea
As of 2008

Market Share Vehicles – Bradesco & Brad. Financiamentos (CDC and Leasing)


Individuals Market
R$ billion
Bradesco Portfolio
(Individual + Corporate)
R$ billion
167.3
135.9
31.4
Share
~19%
43.1
June'10
June'10
Bradesco & Brad. Financ.
Market
Bradesco & Brad. Financ

Ranking by Segment

- **1st** Transport / Agribusiness
- **3 rd** Motorcycles
- **3 rd** Automobiles

June 2010

Source: Brazilian Central Bank /Bradesco / Gravames


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Payroll
Deductible Loans

Change in Nominal Stock of Payroll Loans

R$ Million

Payroll-deductible loans generated R$123.4 bn in June 2010, representing 60% of the personal loan market


129,000
99,000
69,000
39,000
9,000
29.0
38.0
45.3
50.8
56.0
57.5
55.2
55.3
59.0
60.0
18,948
34,503
60,835
82,734
123,438
apr/04
jun/04
aug/04
oct/04
dec/04
feb/05
apr/05
jun/05
aug/05
otc/05
dec/05
feb/06
apr/06
jun/06
aug/06
otc/06
dec/06
feb/07
apr/07
jun/07
aug/07
otc/07
dec/07
feb/08
apr/08
jun/08
aug/08
otc/08
dec/08
feb/09
apr/09
jun/09
aug/09
otc/09
dec/09
feb/10
apr/10
jun/10
Payroll – Deductible Loan Portfolio
Payroll- Deductible Loans as % of Personal Loans

Source: DEPEC

Market Share

	June 09	June 10	Variation
Market	R$91.8 bn	R$123.4 bn	34.4%
Bradesco	R$7.4 bn	R$12.5 bn	68.1%
Share	8.1%	10.1%	2.0 p.p.


Bradesco
Bradesco
Private Bank
BANCO POSTAL
Prime
Presença
Bradesco
Empresas

ENCONTRO
BRADESCO
APIMEC
2010

Cards

ENCONTRO BRADESCO APIMEC 2010

Market Growth

Card market shows double-digit growth and should stay strong in the next years

CAGR 2000 – 2009: 24% | **CAGR 2010 – 2014: 17%**


R$ Billion
Card Billings
Credit + Debit + Private Label
More than double
66
89
105
128
159
200
245
302
375
444
535
626
725
838
965
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
+20%

Source: ABECS / Card Industry Estimates

Performance 1H10

Bradesco Cards Main Indicators


MM
Total Number of Credit Cards
125%
36.4
81.9
jun/09
jun/10


R$ bn
Credit Card Billings
43%
24.3
34.8
1H09
1H10


R$ bn
Card Loans
50%
15.7
23.5
jun/09
jun/10


R$ MM
Service Revenue
17%
1,685
1,965
1H09
1H10

Note: Includes Ibi from 4Q09.


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

Capital Market

Investment Banking

Issues in the Brazilian Capital Market (R$ billion)


2004 - 2009
4.2x
Equity [1]
Domestic Fixed Income [2]
26.6
9.2
17.4
69.0
14.1
54.9
121.4
31.3
90.1
146.9
75.5
71.4
102.1
34.9
67.2
110.7
47.1
63.6
31.8
11.3
20.5
49.3
14.4
34.9
2004
2005
2006
2007
2008
2009
1S09
1S10

Number and Volume of Transaction - Bradesco BBI (R$ billion)


Number of Transactions :
Equity [4]
Domestic Fixed Income
22
16
48
16
34
4.2
1.9
2.3
10.3
2.6
7.7
14.8
4.5
10.3
4.8
4.8
6.3
1.8
4.5
2007
2008
2009
1H09
1H10

Source: ANBIMA (Brazilian Financial and Capital Markets Association) ; CVM - Notes (1) Includes primary and secondary issues (IPOs and additional offers); (2) Includes transactions and debentures, Promissory Notes and CRIs; (3) Considering the closing date of operations; (4) Considering ANBIMA's ranking

Investment Banking

	Ranking	
Fixed Income	1st	In number of transactions originated until June 2010 by ANBIMA [1] -27 transactions.
	3rd	In value of foreign private issues of debt bonds by ANBIMA – US$ 3.3 billion in 7 issues
Equity	4th	In the distibution of equity instruments, with a total value of R$ 8.0 billion, up to June 2010 according to ANBIMA. Coordinator and Joint-Bookrunner of 7 share offerings up to June 2010.
M&A	1st	In the ranking for consulting for closed transactions, totaling R$1.6 billion up to March 2010 (latest ranking available) according to ANBIMA

Bradesco Relationships

Corporate – 1.2 thousand groups or companies with revenue greater than R$350 million per year

Empresas – 12.4 thousand groups with revenue between R$ 30 and R$ 350 million per year

Corporate Access - BBI


Global Banks
Listed companies
Large unlisted companies
Medium unlisted companies
Small unlisted companies
BBI

BRAM - Bradesco Asset Management

Management Quality MQ1 rating since 2004
The strongest rating in Moody's international scale

ISO 9001 2000 Continuous improvement in the Asset Management Process
The first Brazilian company in the sector to obtain ISO 9001/2000 certification

Ranking of Assets Under Management – Domestic Market [1]

12/31/2009

	Institution	Amount (R$ million)
1	BB-NOSSA CAIXA	294,049
2	ITAÚ-UNIBANCO	225,757
3	BRAM	177,821
4	CAIXA	102,455
5	SANTANDER	92,247
6	HSBC	64,939
7	BTG PACTUAL	51,151
8	SAFRA	32,548
9	CREDIT SUISSE	24,033
10	BNP PARIBAS	23,516

03/31/2010

	Institution	Amount (R$ million)
1	BB-NOSSA CAIXA	317,574
2	ITAÚ-UNIBANCO	228,460
3	BRAM	183,156
4	CAIXA	108,137
5	SANTANDER	99,312
6	HSBC	68,885
7	BTG PACTUAL	44,650
8	SAFRA	33,646
9	BNY MELLON	24,727
10	BNP PARIBAS	24,023

06/30/2010

	Institution	Amount (R$ million)
1	BB-NOSSA CAIXA	329,966
2	ITAÚ-UNIBANCO	223,382
3	BRAM	184,124
4	CAIXA	109,541
5	SANTANDER	98,379
6	HSBC	70,127
7	BTG PACTUAL	49,890
8	SAFRA	37,142
9	BNY MELLON	25,242
10	CREDIT SUISSE	23,961

R$ 184.1 billion (US$ 102 bn[2]) in assets under management

Note: (1) ANDIMA Management Ranking;
(2) R$1.80: US$1.00 on 06/30/2010.



Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Presença
Bradesco
Empresas

ENCONTRO
BRADESCO
APIMEC
2010

1 Economic and Financial Aspects

2 Products with High Growth Perspectives

3 **Insurance**

4 Share Performance

5 Sustainability

Brazil and the World Insurance Industry [1]

TOP 10 2009

	Premium USD Bi	Countries	GDP USD Bi	% GDP	Ranking GDP
	1,140	USA	14,258	8.0	1st
	506	Japan	5,099	9.9	2nd
	309	United Kingdom	2,186	12.9	6th
	283	France	2,677	10.6	5th
	238	Germany	3,351	7.1	4th
	169	Italy	2,119	8.0	7th
	163	China	4,736	3.4	3rd
	108	Netherlands	796	13.6	16th
	99	Canada	1,338	7.4	11th
	91	South Korea	882	10.4	14th
15th	49	Brazil	1,571	3.1	9th

Homes Insured: 16%

Vehicles Insured: 25%

7% of population has dental plans

Healthcare plans cover 26% of population

(1) Not including Savings Bonds revenue.

ENCONTRO BRADESCO APIMEC 2010

Insurance Group Structure

Bradesco Seguros e Previdência

- IBBrasil Re
- FLEURY Medicina e Saúde
- Orizon

- Bradesco Vida e Previdência
- Bradesco Capitalização
- Bradesco Auto/RE
  - europ assistance
- Bradesco Saúde
  - OdontoPrev
  - Mediservice
- BSP Affinity



Insur. holders
34 million
Microinsurance and Low Income Insurance
15 million
Claims and Indemnity
R$ 10.2 billion
Med. appointments/ Exams and hosp. stays
36.1 million
Dental Procedures
2.6 million

Written Premiums, Pension Plan Contributions and Savings Bonds Income

R$ Million

	2Q10	1Q10	1H10	1H09	Variation % Q-o-Q	Variation % Y-o-Y
Life and Pension Plans	3,690	3,910	7,600	6,126	(5.6)	24.1
Health *	1,845	1,705	3,550	2,903	8.2	22.3
Auto and P&C	952	935	1,887	1,472	1.8	28.2
Savings Bonds	594	526	1,120	896	12.9	25.0
Other Lines	82	120	202	211	(31.7)	(4.3)
Total	**7,163**	**7,196**	**14,359**	**11,608**	**(0.5)**	**23.7**
Shareholders' Equity	**10,750**	**10,561**	**10,750**	**10,060**	**1.8**	**6.9**
Net Income	**701**	**703**	**1,404**	**1,288**	**(0.3)**	**9.0**
ROAE	**28.3%**	**27.9%**	**27.4%**	**29.1%**		

* For management purposes, we consider total revenues. As of January 2010, as required by RN 206/09 (ANS) revenues from premiums started to be accounted for "*pro-rata temporis*" (results), and PPNG (Unearned Premiums Provision) was no longer accounted . This change in accounting did not affect premiums earned. The change in the amount of Premiums written in terms of accounting was of R$372 million.

Combined Ratio and Other Information (1)

R$ Billion



Combined Ratio % (2)
86.2
85.5
88.9
85.3
85.2
84.7
1Q09
2Q
3Q
4Q
1Q10
2Q

Technical Provisions



Pension Plans and Life / VGBL
59.5
67.6
69.0
Jun09
Mar10
Jun10
Health
3.4
3.4
3.5
Jun09
Mar10
Jun10



Financial Assets
76.4
86.9
88.5
Jun09
Mar10
Jun10
Technical Provisions
68.8
77.7
79.3
Jun09
Mar10
Jun10

Technical Provisions



Auto/P&C
2.9
3.4
3.5
Jun09
Mar10
Jun10
Savings Bonds
2.7
3.1
3.3
Jun09
Mar10
Jun10

(1) Financial Assets and Technical Provisions;
(2) Excluding additional provisions


Bradesco
Prime
Bradesco
Private Bank
BANCO POSTAL
Bradesco
Empresas
Presença

ENCONTRO
BRADESCO
APIMEC
2010

1 Economic and Financial Aspects

2 Products with High Growth Perspectives

3 Insurance

4 **Share Performance**

5 Sustainability

Share Appreciation


R$*
334%
292%
158%
2005
2006
2007
2008
2009
7M10

	2005	2006	2007	2008	2009	7M10	Accumulated
Bradesco Common	133%	34%	25%	-38%	55%	5%	292%
Bradesco Preferred	118%	33%	33%	-37%	66%	8%	334%
Ibovespa	28%	33%	44%	-41%	83%	-2%	158%

*Adjusted for distributed dividends
Source: Economática

ENCONTRO BRADESCO APIMEC 2010

Market Capitalization


R$ Million
+69%
64,733
84,801
109,463
65,354
103,192
87,887
109,205
2005
2006
2007
2008
2009
1S10
jul/10

Multiple P/BV

2005	2006	2007	2008	2009	1S10	jul/10
3.3x	3.4x	3.6x	1.9x	2.5x	2.0x	2.5x

ENCONTRO BRADESCO APIMEC 2010

Dividends


R$ Million
35.9%
35.3%
34.4%
37.2%
35.7%
35.7%
31.5%
31.5%
31.5%
33.1%
31.5%
31.5%
More than R$ 13.8 billion in dividends over the period
1,881
2,160
2,823
2,692
2,718
1,538
2005
2006
2007
2008
2009
1S10
Dividends
Net Pay Out (*)
Gross Pay Out (*)

(*) Accumulated over 12 months


Bradesco
Bradesco
Private Bank
Prime
BANCO POSTAL
Presença
Bradesco
Empresas

ENCONTRO
BRADESCO
APIMEC
2010

Bradesco's Sustainability Pillars


Bradesco
Sustainable Finance
Sustainable Management
Social and Environmental Investments
Banking Inclusion
Products and Services
Socio-environmental Risks
Human Resources Management
Environmental Management
Education
Environment
Culture and Sports


Presença
VOYAGER III
Bradesco
Corporate
BANCO POSTAL
CORREIOS
Bradesco
Prime

ENCONTRO
BRADESCO
APIMEC
2010